SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3 February 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                    DESCRIPTION

99.1                                                                            Holding(s) in Company announcement dated 3 February 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 February 2005                                                                                                                              Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

                                                              SCHEDULE 10

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

Cambridge Antibody Technology

2)   Name of shareholder having a major interest
The Goldman Sachs Group Inc

3)   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As in 2 above

4)   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
As in 2 above

5)   Number of shares/amount of stock acquired
Nil

6)   Percentage of issued class
Nil

7)   Number of shares/amount of stock disposed
None

8)   Percentage of issued class
N/A

9)   Class of security
Ordinary 10 pence shares

10)  Date of transaction
Not known

11)  Date company informed
2 February 2005

12)  Total holding following this notification
Not disclosed

13)  Total percentage holding of issued class following this notification
Not known

14)  Any additional information
the Goldman Sachs Group, Inc no longer have a disclosable interest

15)  Name of contact and telephone number for queries
Justin Hoskins 01223 898589

16)  Name and signature of authorised company official responsible for making this notification
Diane Mellett, Company Secretary

     Date of notification 3 February 2005

END